Transamerica Advisors Life Insurance Company Transamerica Advisors Life Insurance Company of New York Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

August 30, 2013

Mr. Joel Parker

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company

Item 4.01 Form 8-K

Filed August 23, 2013

File No. 033-26322

Transamerica Advisors Life Insurance Company of New York

Item 4.01 Form 8-K

Filed August 23, 2013

File No. 033-34562

Dear Mr. Parker:

This letter responds to written comments that you provided with respect to the above-referenced 8-K Filings for Transamerica Advisors Life Insurance Company and Transamerica Advisors Life Insurance Company of New York (the “Companies”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	Please confirm that you will amend this Item 4.01 8-K to:

•	Disclose the effective date of the dismissal of Ernst & Young LLP once they have completed their audit services for the fiscal year ending December 31, 2013 and the filing of the Company’s 2013 annual report on Form 10-K; and

•	Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

RESPONSE: The Companies will disclose in amended 8-K filings:

•	the dismissal of Ernst & Young LLP once they have completed their audit service for the fiscal year ending December 31, 2013 and filing of the Companies’ 2013 annual reports on Form 10-K; and

•	the Companies will also update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

RESPONSE: The Companies will include in the amended 8-K filings an exhibit of the updated letter from Ernst & Young LLP, addressing the revised 8-K disclosure.

Mr. Joel Parker

U.S. Securities and Exchange Commission

August 30, 2013

The Companies also acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Associate General Counsel
Individual Savings & Retirement Division
Transamerica Advisors Life Insurance Company and
Transamerica Advisors Life Insurance Company of New York

cc: Mr. Scott Wuenschell, Staff Accountant